APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

3:33 PM

03/04/21

Cash Basis

Rancho Relaxo
Balance Sheet Prev Year Comparison
As of December 31, 2020

	Dec 31, 20	Dec 31, 19	$ Change	% Change
ASSETS				
Current Assets				
Checking/Savings				
US Bank 7317	28,034.54	76,659.00	-48,624.46	-63.4%
Total Checking/Savings	28,034.54	76,659.00	-48,624.46	-63.4%
Other Current Assets				
Inventory Asset	77,988.00	77,988.00	0.00	0.0%
Undeposited Funds	8,464.40	8,464.40	0.00	0.0%
Total Other Current Assets	86,452.40	86,452.40	0.00	0.0%
Total Current Assets	114,486.94	163,111.40	-48,624.46	-29.8%
Fixed Assets				
Accumulated Depreciation	-17,557.00	-8,035.00	-9,522.00	-118.5%
Furniture and Equipment	15,453.09	6,440.00	9,013.09	140.0%
Leaseholder Improvements	19,834.00	19,834.00	0.00	0.0%
Security System Asset	1,404.00	1,404.00	0.00	0.0%
Total Fixed Assets	19,134.09	19,643.00	-508.91	-2.6%
Other Assets				
TJH Loan	6,000.00	0.00	6,000.00	100.0%
Total Other Assets	6,000.00	0.00	6,000.00	100.0%
TOTAL ASSETS	**139,621.03**	**182,754.40**	**-43,133.37**	**-23.6%**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable	34,978.00	34,978.00	0.00	0.0%
Total Accounts Payable	34,978.00	34,978.00	0.00	0.0%
Credit Cards				
Chase Card Services	6,313.20	8,807.72	-2,494.52	-28.3%
Lowes Amex	8,144.30	13,083.28	-4,938.98	-37.8%
Total Credit Cards	14,457.50	21,891.00	-7,433.50	-34.0%
Other Current Liabilities				
Accion Loan	61,238.21	67,334.00	-6,095.79	-9.1%
Geneva Capital	2,060.07	0.00	2,060.07	100.0%
Hardman Adena Loan	2,578.22	0.00	2,578.22	100.0%
Stella Adena Loan	94,656.73	0.00	94,656.73	100.0%
Total Other Current Liabilities	160,533.23	67,334.00	93,199.23	138.4%
Total Current Liabilities	209,968.73	124,203.00	85,765.73	69.1%
Total Liabilities	209,968.73	124,203.00	85,765.73	69.1%
Equity				
Paid in Capital	97,924.00	97,924.00	0.00	0.0%
Retained Earnings	-39,372.60	0.00	-39,372.60	-100.0%
Net Income	-128,899.10	-39,372.60	-89,526.50	-227.4%
Total Equity	-70,347.70	58,551.40	-128,899.10	-220.2%
TOTAL LIABILITIES & EQUITY	**139,621.03**	**182,754.40**	**-43,133.37**	**-23.6%**

3:33 PM
03/04/21
Cash Basis

Rancho Relaxo
Profit & Loss Prev Year Comparison
January through December 2020

	Jan - Dec 20	Jan - Dec 19	$ Change	% Change
Ordinary Income/Expense				
Income				
Carlsbad Treasury	22,000.00	0.00	22,000.00	100.0%
Merchandise Sales				
Cash Sales	8,160.00	0.00	8,160.00	100.0%
Lightspeed	245,118.74	40,577.60	204,541.14	504.1%
Pay Pal	1,406.83	0.00	1,406.83	100.0%
Merchandise Sales - Other	0.00	8,464.40	-8,464.40	-100.0%
Total Merchandise Sales	254,685.57	49,042.00	205,643.57	419.3%
Total Income	276,685.57	49,042.00	227,643.57	464.2%
Cost of Goods Sold				
Cost of Goods Sold	170,896.83	21,088.00	149,808.83	710.4%
Total COGS	170,896.83	21,088.00	149,808.83	710.4%
Gross Profit	105,788.74	27,954.00	77,834.74	278.4%
Expense				
Advertising and Promotion	36,137.56	3,096.00	33,041.56	1,067.2%
Automobile Expense	2,486.47	586.03	1,900.44	324.3%
Bank Service Charges	203.00	408.00	-205.00	-50.3%
Computer and Internet Expenses	2,531.70	1,437.00	1,094.70	76.2%
Depreciation Expense	9,522.00	8,035.00	1,487.00	18.5%
Insurance Expense	1,871.86	1,416.00	455.86	32.2%
Interest Expense	8,723.98	1,205.00	7,518.98	624.0%
Inventory	0.00	0.00	0.00	0.0%
Licenses & Fees	5,204.54	0.00	5,204.54	100.0%
Marketing	35,666.42	0.00	35,666.42	100.0%
Meals and Entertainment	8,837.65	6,085.00	2,752.65	45.2%
Music	197.45	0.00	197.45	100.0%
Office Expense	236.02	689.00	-452.98	-65.7%
Payroll Expense				
Other	0.00	464.00	-464.00	-100.0%
Payroll Expenses Venmo	25,944.05	9,091.50	16,852.55	185.4%
Stella Adena	0.00	0.00	0.00	0.0%
Total Payroll Expense	25,944.05	9,555.50	16,388.55	171.5%
Permits	0.00	1,920.00	-1,920.00	-100.0%
POS System	3,059.86	2,592.00	467.86	18.1%
Professional Fees	2,813.38	3,478.00	-664.62	-19.1%
Rent Expense	53,002.14	17,802.00	35,200.14	197.7%
Repairs and Maintenance	3,050.90	0.00	3,050.90	100.0%
Security System	1,583.27	0.00	1,583.27	100.0%
Shipping	9,372.37	410.00	8,962.37	2,185.9%
Shop Cash	0.00	0.00	0.00	0.0%
Shop Furnishings	5,165.19	0.00	5,165.19	100.0%
Shop Supplies	2,689.06	6,865.60	-4,176.54	-60.8%
Tax				
CA Tax Fee	10.00	0.00	10.00	100.0%
Total Tax	10.00	0.00	10.00	100.0%
Telephone Expense	4,688.96	627.00	4,061.96	647.8%
Trade Show	0.00	45.00	-45.00	-100.0%
Travel	4,724.98	0.00	4,724.98	100.0%
Uncategorized Expenses	0.00	0.47	-0.47	-100.0%
Utilities				
Electric	4,791.32	588.98	4,202.34	713.5%
Gas	0.00	101.29	-101.29	-100.0%
Internet	2,173.71	0.00	2,173.71	100.0%
Water	0.00	383.73	-383.73	-100.0%
Total Utilities	6,965.03	1,074.00	5,891.03	548.5%
Total Expense	234,687.84	67,326.60	167,361.24	248.6%
Net Ordinary Income	-128,899.10	-39,372.60	-89,526.50	-227.4%
Net Income	**-128,899.10**	**-39,372.60**	**-89,526.50**	**-227.4%**

I, Stella Adena, certify that:

1. The financial statements of Rancho Relaxo included in this Form are true and complete in all material respects; and
2. The tax return information of Rancho Relaxo included in this Form reflects accurately the information reported on the tax return for Rancho Relaxo for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature Stella Adena

Name: Stella Adena

Title: founder